

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2025

Dato' Sri Liew Kok Leong
Chief Executive Officer
ARB IOT Group Ltd
Level 39, Marina Bay Financial Centre Tower 2
10 Marina Boulevard, 018983 Singapore

> **Re: ARB IOT Group Ltd**
> **Registration Statement on Form F-3**
> **Filed March 13, 2025**
> **File No. 333-285785**

Dear Dato' Sri Liew Kok Leong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun